

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2019

Mark A. Wallace
Executive Vice President – Chief Financial Officer and Treasurer
Uniti Group Inc.
10802 Executive Center Drive
Benton Building Suite 300
Little Rock, Arkansas 72211

> **Re: Uniti Group Inc.**
> **Form 10-K for the year ended December 31, 2018**
> **Filed March 18, 2019**
> **File No. 001-36708**

Dear Mr. Wallace:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction